Varex Imaging Corporation

1678 S. Pioneer Road

Salt Lake City, Utah 84104

800-432-4422

January 18, 2017

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Varex Imaging Corporation

    Registration Statement on Form 10

    File No. 001-37860

Dear Ms. Ravitz:

Reference is made to the Registration Statement on Form 10 (File No. 001-37860) (as amended to date, the Registration Statement), filed by Varex Imaging Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on January 19, 2017, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Ronald Chen of Wachtell, Lipton, Rosen & Katz, at (212) 403-1117. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Chen and that such effectiveness also be confirmed in writing.

Sincerely,

Varex Imaging Corporation

/s/ Kimberley E. Honeysett
Kimberley E. Honeysett
Vice President and Secretary

cc:	Ronald C. Chen

    Wachtell, Lipton, Rosen & Katz